Exhibit 3.2
CERTIFICATE OF ELIMINATION
OF
HAIGHTS CROSS COMMUNICATIONS, INC.
SHARES DESIGNATED
AS
SERIES C PREFERRED STOCK
          Haights Cross Communications, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”),
          DOES HEREBY CERTIFY:
          That a Certificate of the Designations, Preferences and Rights of a Series of Preferred Stock to be known as Series C Preferred Stock of the Corporation, was filed in said office of the Secretary of State on April 15, 2004.
           That the Board of Directors of said Corporation, by the vote of its members, as filed with the minutes of the Board of Directors, duly adopted a resolution authorizing and directing the elimination of the shares designated as Series C Preferred Stock of the Corporation in accordance with the provisions of section 151 of the General Corporation Law of the State of Delaware. No shares designated as Series C Preferred Stock remain outstanding or will be issued.
          This Certificate of Elimination of Shares shall be effective upon filing.
          IN WITNESS WHEREOF, said Haights Cross Communications, Inc. has caused this certificate to be signed by Paul J. Crecca, its President and Chief Executive Officer this 30th day of January, 2008.

Haights Cross Communications, Inc.
/s/ Paul J. Crecca
By: Paul J. Crecca
Title:	President and Chief Executive Officer